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SCHEDULE 13G

Under the Securities Exchange Act of 1934

WebMD Health Corp.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

94770V102
(CUSIP Number)

October 23, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94770V102	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Samana Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,031,180
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 3,031,180
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,031,180
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 94770V102	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morton Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,620,851
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 3,620,851
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,620,851
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 94770V102	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Philip B. Korsant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,620,851
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 3,620,851
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,620,851
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
____________________________
* This percentage is based on a total number of outstanding shares of WebMD Health Corp. of 56,989,891, which amount is based on the number of outstanding shares of each of HLTH Corporation and WebMD Corp. as shown on the Form 10-Qs for the period ending June 30, 2009 filed by each of WebMD Corp. and HLTH Corporation, and multiplying the outstanding shares of HLTH Corporation by 0.4444, which is the number of shares of WebMD Health Corp. into which each share of HLTH Corp. was converted in the merger of Health Corporation into WebMD Corp.  Such amount may not represent the actual number of shares of WebMD Health Corp. outstanding as of the date hereof.

Item 1. (a)    Name of Issuer

WebMD Health Corp.

Item 1. (b)   Address of Issuer’s Principal Executive Offices

111 Eighth Avenue
New York, NY 10011

Item 2. (a)    Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)**:

(i)	Samana Capital, L.P. (“SC”);
(ii)	Morton Holdings, Inc. (“MH”); and
(iii)	Philip B. Korsant.

**           Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

Item 2. (b)    Address of Principal Business Office or, if None, Residence

Samana Capital, L.P.
283 Greenwich Avenue
Greenwich, CT  06830

Morton Holdings, Inc.
283 Greenwich Avenue
Greenwich, CT  06830

Philip B. Korsant
283 Greenwich Avenue
Greenwich, CT  06830

Item 2. (c)    Citizenship

See Item 4 of the attached cover pages.

Item 2. (d)    Title of Class of Securities

Common Stock, par value $.01 per share (the “Common Stock”)

Item 2. (e)    CUSIP Number

94770V102

Item 3.

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

Item 4.                   Ownership

Item 4 is hereby amended and restated in its entirety as follows:

(a)	Amount beneficially owned:
See Item 9 of the attached cover pages.

(b)	Percent of class:
See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
See Item 5 of the attached cover pages.

(ii)	Shared power to vote or to direct the vote:
See Item 6 of the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition:
See Item 7 of the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition:
See Item 8 of the attached cover pages.

Partnerships of which MH is the general partner, including SC, are the owners of record of the Common Stock reported herein.  Each of MH and Philip B. Korsant may be deemed to beneficially own the Common Stock reported herein as a result of the direct or indirect power to vote or dispose of such stock.

Item 5.                   Ownership of Five Percent or Less of a Class

Item 5 is hereby amended and restated in its entirety as follows:

Not Applicable.

Item 6.                   Ownership of More than Five Percent on Behalf of Another Person

Item 6 is hereby amended and restated in its entirety as follows:

Not Applicable.

Item 7.                   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.                   Identification and Classification of Members of the Group

Not Applicable.

Item 9.                   Notice of Dissolution of Group

Not Applicable.

Item 10.                 Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 4, 2009

SAMANA CAPITAL, L.P. By: Morton Holdings, Inc., its general partner
By:	/s/ DAVID GRAY
	Name:	David Gray
	Title:	Vice President

MORTON HOLDINGS, INC.
By:	/s/ DAVID GRAY
	Name:	David Gray
	Title:	Vice President

/s/ PHILIP B. KORSANT
Philip B. Korsant

EXHIBIT A

    The undersigned, Samana Capital, L.P., a Delaware limited partnership, Morton Holdings, Inc., a Delaware corporation, and Philip B. Korsant, hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  November 4, 2009

SAMANA CAPITAL, L.P. By: Morton Holdings, Inc., its general partner
By:	/s/ DAVID GRAY
	Name:	David Gray
	Title:	Vice President

MORTON HOLDINGS, INC.
By:	/s/ DAVID GRAY
	Name:	David Gray
	Title:	Vice President

/s/ PHILIP B. KORSANT
Philip B. Korsant